

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 16, 2017

Jeffrey N. Carp
Executive Vice President and Chief Legal Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

> **Re:** **State Street Corporation**
> **Registration Statement on Form S-3**
> **Filed November 2, 2017**
> **File No. 333-221293**

Dear Mr. Carp:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Marisa Murtagh
      Erika L. Robinson, Esq.